June 7, 2010
Ms. Jaime John
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re.	Callidus Software Inc. Form 10-K for the fiscal year ended December 31, 2009 Filed on March 9, 2010 File No. 000-50463
We are writing in response to the letter from the Securities and Exchange Commission (the “Commission”) dated May 27, 2010 (the “Comment Letter”), in which the Staff of the Commission (the “Staff”) requested certain supplemental information regarding the above-referenced filings. In accordance with the Staff’s request, we have provided the supplemental information below. For your convenience, the section headings and numberings of our response correspond to the section headings and numberings used by the Staff in the Comment Letter. In addition, staff comments appear in bold below.
The Company acknowledges that the adequacy and accuracy of disclosures in our filings with the Commission are our responsibility. We acknowledge that the Staff’s comments or changes to our disclosures in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to our filings. We also understand that the Staff’s comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K for the fiscal year ended December 31, 2009
Item 8. Financial Statements and Supplementary Data
Note 1 — The Company and Significant Accounting Policies
Revenue Recognition, page F-12
1.	We have reviewed your response to prior comment 2 and note that you delivered 100% of your license arrangements electronically in 2009. Please tell us the percentage of your license arrangements in 2008 and 2007 that required physical delivery and tell us when your customers retained title or assumed the risks and rewards of licenses that required physical delivery (e.g. FOB destination or shipping point) prior to 2009. As previously noted, if your customers retained title or assumed the risks and rewards when they received the software, clarify why it was appropriate to recognize revenue when the software was provided to a common carrier. Furthermore, we note that the disclosure in your Form 10-Q for the quarter ended March 31, 2010 was updated to reflect your policy as it relates to electronic delivery; however, it continues to include discussion of physical delivery to a common carrier. In light of the fact that your business has evolved to delivering your software almost exclusively through electronic means, please explain why you continue to include this disclosure.
Our Response: During 2008, the Company delivered 100% of its license arrangements electronically. In 2007, five percent of the company’s license arrangements were shipped via physical delivery. In each of these arrangements, the contractual terms were FOB shipping point. Therefore, the title and risk and rewards of ownership were transferred to the customers once the physical media was delivered to the common carrier. Once the physical media was delivered to the common carrier, the Company met the delivery criteria for revenue recognition.
As the frequency of our physical shipments has been insignificant, our future filings will no longer include any disclosure regarding physical delivery.
Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (408) 808-6518.
Sincerely yours,

/s/ Ronald J. Fior
Ronald J. Fior
Chief Financial Officer and Senior Vice President, Finance and Operations